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                              February 3, 2021

       Frank Igwealor
       Chief Executive Officer
       Kid Castle Educational Corporation
       370 Amapola Ave., Suite 200A
       Torrance, California 90501

                                                        Re: Kid Castle
Educational Corporation
                                                            Amended
Registration Statement on Form 10
                                                            Filed January 11,
2021
                                                            File No. 000-56174

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Registration Statement on Form 10-12G

       General

   1. Please revise pages 9 and 87 to (i) identify the "certain corporation" with which you entered into a stock
purchase agreement on September 15, 2020, (ii) clarify the identities and number of the
"investors" to whom the 900,000 shares of preferred stock were issued, and (iii) disclose the
owners of Community Economic Development Capital. If the
                                                        "certain corporation"
referenced in (i) above is Video Rivers Networks, Inc., please also disclose the owners of
that company.
   2. Please include a risk factor discussing the risks to investors and impact on you resulting from the possibility
that the spin-off of your shares by Cannabinoid Biosciences, Inc. to its stockholders was not,
but should have been, registered. These risks include risks relating to potential Section 5
violations.
 Frank Igwealor
Kid Castle Educational Corporation
February 3, 2021
Page 2
3. Please revise the beneficial ownership table(s) on pages 49 and 50 for clarity and understanding. Please also revise the footnotes to the table(s) to identify the natural persons with voting and investment control over each entity listed in the table(s).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                             Sincerely,
FirstName LastNameFrank Igwealor
                                                             Division of
Corporation Finance
Comapany NameKid Castle Educational Corporation
                                                             Office of Trade &
Services
February 3, 2021 Page 2
cc:       Mary Shea, Esq.
FirstName LastName